CESP Companhia Energética de São Paulo

Data

02 JUN 19 AM 11:58

São Paulo, June 11, 2002

Ref. CESP

CT/FFM/1129/2002

Mr. Frank Zarb and/or Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
USA

SUPPL

Re: Submission Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934
For CESP – Companhia Energética de São Paulo
(82-3691)

02042018

PROCESSED
JUN 2 6 2002
THOMSON
FINANCIAL

Gentleman/Madam:

We are furnishing this letter pursuant to paragraph (b) of Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

We are attaching herewith the Minutes of the 466th Meeting of the Board of Directors of CESP - Companhia Energética de São Paulo held on May 27, 2002, to be published in "Diário Oficial do Estado" and in "Gazeta Mercantil" on June 12, 2002.

Very truly yours,

Valmir Alves Gomes
Relations with the Market Division Manager

dlw 6/19

Enclosure: 1

Al. Min. Rocha de Azevedo, 25
01410 – 900 São Paulo – SP
Telefone PABX: (0XX11) 252 3611
Fax : (0XX11) 3258 2445
E- mail : inform@cesp.com.br
Datatexto: 01131930CESP BR

CESP - COMPANHIA ENERGÉTICA DE SÃO PAULO

C.N.P.J. No. 60.933.603/0001-78

NIRE Nr. 35300011996

ABSTRACT OF THE MINUTES OF THE 466TH MEETING OF THE BOARD OF DIRECTORS

On May 27, 2002, at 9:00 a.m., duly called by the President of the Board of Directors, as provided for in Article 18 of the Bylaws, at the meeting room, at Rua Bela Cintra, 847-10th floor, São Paulo, an Ordinary Meeting was held by the below named and signed Board of Directors members of CESP - Companhia Energética de São Paulo. Following the legal procedures ...., the President of the Board of Directors, Mauro Guilherme Jardim Arce opened the meeting, justifying the absence of the Members Gustavo Adolfo Funcia Murgel, Luiz de Freitas Bueno, Nelson Vieira Barreira and Norberto de Franco Medeiros. .... Following, the President passed on to item II of the agenda, **"Election of the Executive Committee",** proposing the reelection of the current Executive Committee officers in their respective positions, due to the end of their terms of office. Put the matter to discussion and voting it resulted unanimously approved the reelection of the present Directors for a term of office of 3 (three) years, according to the Bylaws, being maintained the attributions and remuneration previously established, being the Executive Committee constituted as follows: President and Chief Executive Officer - Guilherme Augusto Cirne de Toledo, Brazilian, married, business administrator, Identity Card (RG) Nr. 3,632,692-6, Taxpayer Card (CPF) Nr. 450,145,238-20, resident and domiciled at Rua Gregório Paes de Almeida, nr. 694, São Paulo – SP; Chief Financial Officer and Investor Relations – Vicente Kazuhiro Okazaki, Brazilian, married, business administrator, Identity Card (RG) Nr.3,504,519, Taxpayer Card (CPF) Nr.107,245,408-49, resident and domiciled at Rua Carlos Cirillo Júnior, nr. 522, São Paulo - SP; Administrative Director – Reinaldo José Rodriguez de Campos, Brazilian, married, electrical engineer, Identity Card (RG) Nr. 3,152,676, Taxpayer Card (CPF) Nr. 201,655,958-68, resident and domiciled at Rua Cotoxó, nr. 469, apt. 104, São Paulo – SP; Generation and Transmission Director – Silvio Roberto Areco Gomes, Brazilian, married, electrical and mechanical engineer, Identity Card (RG) Nr. 5,041,618, Taxpayer Card (CPF) Nr. 045,378,158-68, resident and domiciled at Av. Padre Pereira de Andrade, nr. 545, apt. 112 C, São Paulo – SP; Environmental Director - Daniel Antonio Salati Marcondes, Brazilian, legally separate, agricultural engineer, Identity Card (RG) Nr. 4,981,095, Taxpayer Card (CPF) Nr. 149,980,178-53, resident and domiciled, at Rua Piauí, nr. 1246, apt. 123, São Paulo – SP and Planning, Engineer and Construction Director – Iramir Barba Pacheco, Brazilian, married, civil engineer, Identity Card (RG) Nr. 4,191,276, Taxpayer Card (CPF) Nr. 511,914,748-87, resident and domiciled at Rua Joaquim Guarani, nr. 151, São Paulo, SP.

These minutes, after approved, were signed by the members of the Board of Directors present. Mauro Guilherme Jardim Arce – President, Ruy Martins Altenfelder Silva, Carlos Pedro Jens, Fernando Carvalho Braga, Fernando José Tenório Acosta, Gustavo de Sá e

Silva, Lucia Maria Dal Medico, Miguel Carlos Fontoura da Silva Kozma, Miguel João Jorge Filho, Nereu Ramos Neto and Sílvio Aleixo.

São Paulo, May 27, 2002.

ORIGINAL ASSINADO POR	ORIGINAL ASSINADO POR
(s)Mauro Guilherme Jardim Arce President of the Board of Directors	(s)Ligia Ourives da Cruz Ferreira Executive Secretary of the Board of Directors